Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 22, 2021, is entered into by and between SEACOR OFFSHORE OSV LLC, a Delaware limited liability company (“Merger Sub”), SEACOR OSV PARTNERS I LP., a Delaware limited partnership (the “Partnership”), and SEACOR MARINE HOLDINGS INC., a Delaware corporation (“PubCo” and, together with Merger Sub and the Partnership, the “parties”).

WHEREAS, the parties hereto seek to cause the merger of the Partnership with and into Merger Sub with Merger Sub as the surviving entity, on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, Merger Sub is an indirect, wholly-owned subsidiary of PubCo;

WHEREAS, the sole member of Merger Sub has adopted and approved this Agreement in accordance with the Limited Liability Company Agreement of Merger Sub and Section 18-209 of the Delaware Limited Liability Company Act (the “LLC Act”) and the conditions specified in such section have been satisfied;

WHEREAS, the general partner of the Partnership has adopted and approved this Agreement in accordance with the Amended and Restated Limited Partnership Agreement of the Partnership, dated as of October 31, 2013 (as amended by that certain Amendment No. 1 thereto dated as of July 7, 2017, as further amended by that certain Amendment No. 2 thereto, dated as of September 28, 2018, and as further amended, restated, amended and restated or otherwise modified, the “Limited Partnership Agreement”) and Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the conditions specified in such section have been satisfied;

WHEREAS, the board of directors of PubCo has approved the execution and delivery of, and performance under, this Agreement and resolved that the transactions contemplated by this Agreement are advisable and in the best interest of its shareholders;

WHEREAS, in connection with the Merger, PubCo and Merger Sub will assume and guarantee (such assumption and guarantee, the “1L Assumption and Guarantee”) $18,050,000 of indebtedness in respect of that certain amended and restated senior secured term loan credit facility agreement dated as of September 28, 2018 (as amended, restated, amended and restated or otherwise modified, the “1L Credit Facility”), by and among the Partnership, the lenders party thereto (the “1Ls”) and the other parties thereto, and the requisite 1Ls have consented to such 1L Assumption and Guarantee, the Merger, and the transactions contemplated hereby;

WHEREAS, pursuant to an amendment, dated the date hereof (the “Amendment”), to the Subordinated PIK Loan Agreement, dated September 28, 2018 (the “PIK Loan Agreement”), the parties thereto have agreed that the maturity date of the subordinated loan issued pursuant to the PIK Loan Agreement (the “PIK Loans”) shall be extended to immediately prior to the closing of the Merger and the Partnership shall be entitled to repay all principal, interest and other amounts outstanding under the PIK Loans by issuing the lenders of the PIK Loans, other than any lender that is a subsidiary of Pubco (such lenders, the “PIK Lenders”), 1,036,079 shares of common stock of Pubco (“PubCo Common Stock” and the shares of PubCo Common Stock issued to the lenders of the PIK Loans, the “PIK Loan Consideration Shares”) and Pubco has agreed to issue the PIK Loan Consideration Shares; and

WHEREAS, capitalized terms used, but not defined herein, shall have the meanings ascribed to such terms in the Limited Partnership Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 18-209 of the LLC Act and Section 17-211 of the DRULPA, the Partnership shall be merged with and into Merger Sub at the Effective Time (as hereinafter defined). At the Effective Time, the separate existence of the Partnership shall cease, and Merger Sub shall continue as the surviving entity (the “Surviving Entity”). The effects and consequences of the Merger shall be as set forth in this Agreement, the LLC Act and the DRULPA.

2. Effective Time; Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically, no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 9 (Conditions Precedent to Merger) (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time as may be agreed by the parties. Subject to the provisions of this Agreement, on the Closing, the parties shall duly prepare, execute and file a certificate of merger (the “Certificate of Merger”) complying with Section 18-209 of the LLC Act and Section 17-211 of the DRULPA with the Secretary of State of the State of Delaware with respect to the Merger. The Merger shall become effective upon the filing of the Certificate of Merger (the “Effective Time”).

3. Effects of Merger. The Merger shall have the effects set forth in the LLC Act and the DRULPA, including Section 18-209(g) of the LLC Act and Section 17-211(h) of the DRULPA. Without limiting the generality of the foregoing, from the Effective Time, (i) all the properties (whether real, personal or mixed), rights, privileges and powers of the Partnership shall vest in Merger Sub, as the Surviving Entity, and (ii) all debts, liabilities, obligations and duties of the Partnership shall become the debts, liabilities, obligations and duties of Merger Sub, as the Surviving Entity.

4. Organizational Documents. The limited liability company agreement and the certificate of formation of Merger Sub in effect at the Effective Time shall be the limited liability company agreement and the certificate of formation of the Surviving Entity until thereafter amended as provided therein or by the LLC Act.

5. Directors and Officers of the Surviving Entity. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity from and after the Effective Time and shall hold office until the earlier of their respective death, resignation or removal or their respective successors are duly elected or appointed and qualified in the manner provided for in the limited liability company agreement and certificate of formation of Merger Sub or as otherwise provided by the LLC Act.

6. Effect of the Merger on Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Partnership, the General Partner, the Limited Partners or Merger Sub:

(a) All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as outstanding membership interests of the Surviving Entity.

(b) Each of the Preferred Limited Partnership interests, the Class A Preferred Limited Partnership Interests (together, the Preferred Limited Partnership interests and the Class A Preferred Limited Partnership Interests, the “Preferred Interests” and such partners, the “Preferred LPs”) and the interests in respect of the Limited Partners admitted on or before October 31, 2013 (the “Common Interests” and such Limited Partners, the “Common LPs”) in the Partnership issued and outstanding immediately prior to the Effective Time, in each case, held by any direct or indirect subsidiary of PubCo (such interests, the “Excluded Interests”), shall automatically be cancelled and cease to exist and no consideration shall be delivered in exchange therefor.

(c) Each of the Preferred Interests (other than the Excluded Interests) issued and outstanding immediately prior to the Effective Time shall automatically be converted into a right to receive its pro rata portion (based on of the applicable Liquidation Value of the Preferred Interests (other than the Excluded Interests) held) of the Preferred Consideration (as defined below), including the right, if any, to receive, pursuant to Section 8(c), cash in lieu of fractional shares of PubCo Common Stock into which such interests have been converted pursuant to this Section 6(c). All Preferred Interests (other than the Excluded Interests), when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Preferred Interest shall cease to have any rights with respect to such interest other than the right to receive its pro rata portion of the Preferred Consideration.

(d) Each of the Common Interests (other than the Excluded Interests) issued and outstanding immediately prior to the Effective Time shall automatically be converted into a right to receive its pro rata portion (based on the capital commitment of the Common LPs (other than the Excluded Interests) held) of the Common Consideration (as defined below), including the right, if any, to receive, pursuant to Section 8(c), cash in lieu of fractional shares of PubCo Common Stock into which such interests have been converted pursuant to this Section 6(d). All Common Interests (other than the Excluded Interests), when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Common Interest shall cease to have any rights with respect to such interest other than the right to receive its pro rata portion of the Common Consideration.

(e) Each of the partnership interests of the General Partner of the Partnership shall be automatically cancelled for no consideration.

7. Merger Consideration. The consideration to be paid by or on behalf of Merger Sub pursuant to the Merger will be as follows:

(a) Preferred Consideration. To the Preferred LPs in respect of their Preferred Interests (other than the Excluded Interests), in aggregate, 80% of the Merger Consideration (the “Preferred Consideration”).

(b) Common Consideration. To each Common LPs in respect of their Common Interests (other than the Excluded Interests), in aggregate, 20% of the Merger Consideration (the “Class A Consideration”).

(c) For purposes of the Merger Consideration, if, and as often as, there are any changes in the PubCo Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Preferred LPs and the Common LPs, and their respective successors, each as so changed.

(d) “Merger Consideration” means 531,915 shares of PubCo Common Stock.

8. Exchange Agent; Exchange Fund.

(a) Prior to the Effective Time, PubCo shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. On or around the Effective Time, PubCo shall deposit, or cause to be deposited, with the Exchange Agent in uncertificated or book-entry form shares of PubCo Common Stock sufficient to pay the Merger Consideration (such shares of PubCo Common Stock as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of the Preferred Interests and the Common Interests. The shares of PubCo Common Stock representing the Merger Consideration will be issued pursuant to the safe harbor provided by Regulation D under the Securities Act of 1933 only to Limited Partners that have made appropriate representations to Pubco.

(b) Promptly following the Effective Time, the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Preferred Interest or Common Interest a letter of transmittal (a “Letter of Transmittal”). The Exchange Agent shall pay each holder of Preferred Interests or Common Interests as of immediately prior to the Effective Time who has delivered a duly executed and completed Letter of Transmittal and any other document required to be delivered in connection therewith as set forth therein to the Exchange Agent (the “Transmittal Documents”), the amount of PubCo Common Stock to which each such holder is entitled at Closing under Section 7 plus any cash such holder is entitled to receive in lieu of fractional shares of PubCo Common Stock that such holder has the right to receive pursuant to the provisions of Section 6 and any amounts that such holder has the right to receive in respect of dividends or distributions on shares of PubCo Common Stock in accordance with Section 8(c). No interest shall be paid or accrued for the benefit of such holders on the amounts payable hereunder.

(c) No dividends or other distributions with respect to PubCo Common Stock with a record date after the Effective Time shall be paid to any former holder of Preferred Interests or Common Interests that has not duly delivered all Transmittal Documents, and all such dividends and other distributions shall be paid by PubCo to the Exchange Agent and shall be included in the Exchange Fund, in each case until all Transmittal Documents have been returned in accordance with this Agreement. Following return of duly completed Transmittal Documents there shall be paid to the holder thereof in addition to the other amounts payable hereunder (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of PubCo Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of PubCo Common Stock.

(d) Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of Preferred Interests or Common Interests on the six month anniversary of the Effective Time shall be delivered to PubCo, upon demand, and any former holders of Preferred Interests or Common Interests who have not theretofore received any Merger Consideration to which they are entitled under this Section 8 shall thereafter look only to the Surviving Entity for payment of their claims with respect thereto. None of the Partnership, PubCo, Merger Sub or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of Preferred Interests or Common Interests in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by holders of any such interests immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental authority shall, to the extent permitted by applicable law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

9. Conditions Precedent to Merger.

(a) The obligations of each party to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by law) waiver by each of the parties at or prior to the Effective Time, of each of the following conditions:

(i) No governmental authority of applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

(ii) The shares of PubCo Common Stock to be issued in the Merger shall have been authorized for listing on the New York Stock Exchange (“NYSE”), subject to official notice of issuance.

(iii) The Partnership shall have received the affirmative vote or written consent of the holders of a majority of each of (i) the outstanding Class A Preferred Limited Partnership Interests, (ii) Preferred Limited Partnership Interests and (iii) the Common Interests (together, the “LP Approval”), and such approval shall remain in full force and effect.

(iv) The Partnership shall have received the affirmative vote or written consent of the requisite 1Ls (or other required consent or approval under the 1L Credit Facility) in respect of the 1L Assumption and Guarantee.

(v) The Amendment of the PIK Loan Agreement shall remain in effect and the PIK Loan Consideration Shares shall have been issued to the PIK Lenders entitled to such shares of PubCo Common Stock.

(b) The respective obligations of PubCo and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by law) waiver by Merger Sub, at or prior to the Effective Time, of the following additional conditions:

(i) Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, condition, results of operations, assets or liabilities of the Partnership.

10. Fractional Interests. No certificate or scrip representing fractional shares of PubCo Common Stock shall be issued with respect to Preferred Interests or Common Interests, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of PubCo. In lieu of any such fractional shares, each former holder of Preferred Interests or Common Interests who would otherwise have been entitled to receive a fraction of a share of PubCo Common Stock shall receive cash (without interest) in an amount equal to such fractional amount multiplied by volume-weighted average closing price per share, rounded to two decimal points, of PubCo Common Stock on the NYSE for the five trading days immediately preceding the date of the Effective Time.

11. Representations and Warranties.

(a) Representations and Warranties of the Partnership. The Partnership represents and warrants to PubCo and Merger Sub that as of the date of this Agreement, the Partnership is a limited partnership duly formed, validly existing and is in good standing under the Laws of the State of Delaware, and has all requisite power and authority necessary to own and operate its properties and to carry on its business as presently conducted. Subject to receipt of the LP Approval, the Partnership has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Representations and Warranties of PubCo. PubCo represents and warrants to the Partnership that as of the date of this Agreement, PubCo is a corporation duly formed, validly existing and is in good standing under the Laws of the State of Delaware, and has all requisite power and authority necessary to own and operate its properties and to carry on its business as presently conducted. PubCo has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c) Representations and Warranties of Merger Sub. Merger Sub represents and warrants to the Partnership that as of the date of this Agreement, Merger Sub is a limited liability company duly formed, validly existing and is in good standing under the Laws of the State of Delaware, and has all requisite power and authority necessary to own and operate its properties and to carry on its business as presently conducted. Merger Sub has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

12. Registration Rights.

(a) PubCo agrees that it will use its commercially reasonable efforts to file with the U.S. Securities & Exchange Commission (the “Commission”) (at PubCo’s sole cost and expense) as soon as practicable, but in no event later than thirty (30) calendar days after the consummation of the Merger (the “Filing Date”), a registration statement (the “Registration Statement”) registering the resale of the Merger Consideration and the PIK Loan Consideration Shares (the “Registrable Securities”), and PubCo shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof (any such date, the “Effectiveness Date”); provided, however, that PubCo’s obligations to include the Registrable Securities in the Registration Statement are contingent upon each Preferred LP (other than in respect of Excluded Interests), Common LP (other than in respect of Excluded Interests) and each PIK Lender (each, a “Holder”) furnishing a completed and executed selling shareholders questionnaire in customary form to PubCo that contains the information required by Commission rules for a Registration Statement regarding Holder, the securities of PubCo held by Holder, and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Holder shall execute such documents in connection with such registration as PubCo may reasonably request that are customary of a selling stockholder in similar situations, including providing that PubCo shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, that such Holder shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer Registrable Securities. In no event shall the Holder be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Holder be identified as a statutory underwriter in the Registration Statement, the Holder will have the opportunity to withdraw from the Registration Statement. For purposes of clarification, any failure by PubCo to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve PubCo of its obligations to file or effect the Registration Statement as set forth above in this Section 12. For purposes of this Section 12, Registrable Securities shall include, as of any date of determination, the Merger Consideration and any other equity security of PubCo issued or issuable with respect to the Merger Consideration by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

(b) Notwithstanding anything to the contrary in this Agreement, if the Commission prevents PubCo from including in the Registration Statement any or all of the Merger Consideration due to limitations on the use of Rule 415 of the Securities Act of 1933 for the resale of the Merger Consideration by the Holders, the Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Merger Consideration as is permitted by the Commission. In such event, the number of Merger Consideration to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders.

(c) Notwithstanding anything to the contrary in this Agreement, PubCo shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time if it determines, in each case in good faith and its reasonable judgment after consultation with counsel to PubCo, that in order for the Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act of 1934, (ii) the negotiation or consummation of a transaction by PubCo or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event PubCo’s board of directors reasonably believes would require additional disclosure by PubCo in the Registration Statement of material information that PubCo has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of PubCo’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of PubCo’s board of directors, upon advice of counsel, such filing or effectiveness or use of such Registration Statement, would be materially adverse to PubCo and the majority of PubCo’s board of directors concludes as a result that it is essential to defer such filing. Notwithstanding the foregoing, PubCo shall have the right to delay or postpone the effectiveness of such Registration Statement for a period of not more than forty-five (45) days at any one time and, further, PubCo shall not delay or postpone its obligation in this manner more than twice in any twelve (12)-month period.

13. Termination.

(a) This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:

(i) by the mutual written consent of PubCo, Merger Sub and the Partnership; or

(ii) by any party if the Merger shall not have been consummated on or before January 31, 2022.

(b) In the event of the termination of this Agreement as provided in Section 13(a), this Agreement shall become null and void and there shall be no liability on the part of any parties or their respective directors, managers, officers, employees, partners or affiliates.

14. Entire Agreement. This Agreement together with the Certificate of Merger constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, representations and warranties and agreements, both written and oral, with respect to such subject matter.

15. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

16. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement. Notwithstanding the foregoing, the Limited Partners and the PIK Lenders shall be an express, third-party beneficiary of Section 12 hereof.

17. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

18. Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

19. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

20. Withholding. Each of PubCo, Merger Sub, the Partnership, and the Surviving Entity shall be entitled to deduct and withhold from the Merger Consideration otherwise payable such amounts as are required to be deducted and withheld with respect to the making of such payments under the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld, and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the Preferred Interests or the Common Interests, as the case may be, in respect of which such deduction and withholding was made. Each of PubCo, Merger Sub, the Partnership and the Surviving Entity, and any agent thereof, shall be entitled to retain, sell, or otherwise dispose of shares of PubCo Common Stock constituting Merger Consideration to satisfy any required withholding.

21. Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law or conflict of law principles (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of a different jurisdiction.

(b) Each party irrevocably submits to the exclusive jurisdiction of any Delaware state or federal court in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined exclusively in the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, any federal court sitting in the State of Delaware. Each party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action. The parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, STATUTE OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED OR WARRANTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 21.

22. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SEACOR OFFSHORE OSV LLC, a Delaware limited liability company

By:	/s/ Andrew H. Everett II
Name: Andrew H. Everett II
Title: Vice President and Secretary

SEACOR OSV PARTNERS I LP, a Delaware limited partnership

By: SEACOR OSV PARTNERS GP, LLC, its general partner

By:	/s/ Jesús Llorca
Name: Jesús Llorca
Title: Manager

SEACOR MARINE HOLDINGS INC., a Delaware corporation

By:	/s/ John Gellert
Name: John Gellert
Title: President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER